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                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549



                                SCHEDULE 13G



                  Under the Securities Exchange Act of 1934

                            (Amendment No.  1 )*


                              DAVID WHITE, INC.
                              (Name of Issuer)


                                COMMON STOCK
                       (Title of Class of Securities)


                                  23857E105
                               (CUSIP Number)


Check the following box if a fee is being paid with this statement [    ].  (A
fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purposed of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






                               Page 1 of 5 pages

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CUSIP No. 23857E105                  13G                    Page  2  of  5 Pages

1.  NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                HEARTLAND ADVISORS, INC.

                #39-1078128

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                 (a)  [      ]
                                                 (b)  [      ]

3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION

                WISCONSIN, U.S.A.

            NUMBER OF         5.  SOLE VOTING POWER
             SHARES
          BENEFICIALLY              42,000
            OWNED BY
              EACH            6.  SHARED VOTING POWER
            REPORTING         None
             PERSON
              WITH            7.  SOLE DISPOSITIVE POWER

                                    42,000

                              8.  SHARED DISPOSITIVE POWER
                              None


9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        42,000

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         9.2%

12.  TYPE OF REPORTING PERSON*

              IA



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CUSIP NUMBER  23857E105                                       Page 3 Of 5 Pages

Item 1.
     (a) Name of Issuer:  David White, Inc.


     (b) Address of Issuer's Principal Executive Offices:
           11711 River Lane
           P.O. Box 1007
           Germantown,  WI   53022-8207

Item 2.
     (a) Name of Person Filing:    Heartland Advisors, Inc.


     (b) Address of Principal Business Office:
               Heartland Advisors, Inc.
               790 North Milwaukee Street
               Milwaukee, WI  53202


     (c) Citizenship:       Heartland Advisors is a Wisconsin corporation.

     (d) Title of Class of Securities:  Common Stock

     (e)  CUSIP Number: 23857E105

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

     (a)_____ Broker or Dealer registered under Section 15 of the Act.

     (b)_____   Bank as defined in Section 3(a)(6) of
                the Act.

     (c)_____ Insurance company as defined in Section 3(a)(19) of the Act.

     (d)_____ Investment company registered under Section 8 of the Investment Company Act of 1940.

     (e)__X__ Investment adviser registered under Section 203 of the Investment Advisers Act of 1940.

     (f)_____ Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Sec 240.13d-1(b)(1)(ii)(F).


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     (g)_____   Parent Holding Company, in accordance with
                Sec 240.13d-1(b)(ii)(G) (Note:  See Item 1).


     (h)_____   Group, in accordance with
                Sec 240.13d-1(b)(1)(ii)(H).

Item 4.  Ownership.

     (a) Amount beneficially owned:
         42,000 shares may be deemed beneficially owned within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934 by Heartland Advisors, Inc.

     (b) Percent of Class:
         9.2%

     (c) For information on voting and dispositive power with respect to the above listed shares, see Items 5-8 of the Cover Page.


Item 5.  Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:[ ]


Item 6.  Ownership of more than Five Percent on Behalf of Another
         Person.

         The shares of common stock to which this Schedule relates are held by Heartland Limited Partnership I, a private limited partnership for which Heartland Advisors, Inc. serves as managing general partner with voting and dispositive power. As a result, the partnership may be deemed to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

         Not Applicable.

Item 8.  Identification and Classification of Members of the Group.

         Not Applicable.

Item 9.  Notice of Dissolution of Group.

         Not Applicable.



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Item 10.  Certification.

          By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                  SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:   February 12, 1997

                                 HEARTLAND ADVISORS, INC.

                                 By:     PATRICK J. RETZER
                                           Patrick J. Retzer
                                           Vice President/Treasurer